  EXHIBIT 99.2

—————— www.electrovaya.com

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2025

May 14, 2025

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS	5
2.	OUR STRATEGY	6
3.	RECENT DEVELOPMENTS	7
4.	SELECTED QUARTERLY FINANCIAL INFORMATION	10
5.	LIQUIDITY AND CAPITAL RESOURCES	16
6.	OUTSTANDING SHARE DATA	17
7.	OFF-BALANCE SHEET ARRANGEMENTS	19
8.	RELATED PARTY TRANSACTIONS	19
9.	CRITICAL ACCOUNTING ESTIMATES	19
10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS	19
11.	FINANCIAL AND OTHER INSTRUMENTS	19
12.	DISCLOSURE CONTROLS	19
13.	INTERNAL CONTROL OVER FINANCIAL REPORTING	20
14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES	21
15.	OTHER RISKS	25

● Introduction

Management’s discussion and analysis (“MD&A”) provides our viewpoint on our Company, performance and strategy. “We,” “us,” “our,” “Company” and “Electrovaya” include Electrovaya Inc. and its wholly-owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on May 14, 2025 and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the quarters ending March 31, 2025 and 2024, and should be read in conjunction with our condensed interim consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company’s consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards (“IFRS”). Additional information about the Company, including Electrovaya’s current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com and the EDGAR website for SEC regulatory filings at sec.gov/EDGAR.

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● Forward-looking statements

This MD&A contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than $60 million in FY 2025, order growth and customer demand in FY 2025, mass production schedules, funding from EXIM and the Company’s ability to finalize the loan facility from EXIM bank on a timely basis, the anticipated operational start schedule for the Company’s Jamestown facility, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in the news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2025 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order with the Company’s current firm purchase order backlog totaling approximately $80 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2025, and a stable political climate with respect to exports from Canada to the United States, the start up time for manufacturing in Jamestown NY of H1 FY 2026, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue in FY 2025 in a total amount of at least $60 million, the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities.

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The Company is evaluating the impact of potential tariffs by the US Government on imports from Canada. There is a very high level of uncertainty if the tariffs will be implemented and if they are implemented, the percentage and applicability is also uncertain. The Company has taken steps to mitigate the potential impact of tariffs by several methods including but not limited to commencing assembly operations at its Jamestown facility earlier than initially planned. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS

Electrovaya Inc. designs, develops and manufactures directly or through out-sourced manufacturing lithium-ion batteries for Material Handling Electric Vehicles (“MHEV”) and other electric transportation applications, as well for electric stationary storage and other battery markets. Our main businesses include:

(a)	lithium-ion battery systems to power MHEV including fork-lifts as well as accessories such as battery chargers to charge the batteries;

(b)	lithium-ion batteries for robotic applications;

(c)	lithium ion battery cell and modules for sales to OEM customers in the defense, construction and other applications

(d)	high voltage battery systems for electric bus, truck and defense applications; and,

(e)	industrial products for energy storage.

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario. In December 2019, Electrovaya moved its corporate head office to 6688 Kitimat Road in Mississauga, Ontario. The location, which comprises approximately 62,000 square feet, is designed to enhance the Company’s productivity and efficiency. The Company also owns a 52-acre site including a 137,000 square foot manufacturing site at 1 Precision Way in Jamestown New York. This site is intended to be Electrovaya’s US headquarters and a key manufacturing hub. For further information, see “Liquidity and Capital Resources”. The Company has operating personnel in both Canada and the USA.

Electrovaya has a team of mechanical, electrical, electronic, battery, electrochemical, materials and system engineers able to give clients a “complete solution” for their energy and power requirements. Electrovaya also has substantial intellectual property in the lithium-ion battery sector.

Management believes that our battery and battery systems contain a unique combination of characteristics that enable us to offer battery solutions that demonstrate competitive advantages over other available advanced lithium ion and non-lithium-ion battery technologies. These characteristics include:

●	Safety: We believe our batteries provide a high level of safety in a lithium-ion battery. Safety in lithium-ion batteries is becoming an important performance factor and Original Equipment Manufacturers (“OEMs”) and users of lithium-ion batteries prefer to have the highest level of safety possible in lithium-ion batteries.

●	Cycle-life: Our cells are in the forefront of battery manufacturers with respect to cycle-life, with excellent rate capabilities. Cycle-life is generally controlled by the parasitic reactions inside the cell and these reactions have to be reduced in order to deliver industry leading cycle-life. Higher cycle-life is of importance in many intensive applications of lithium-ion batteries.

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●	Life Cycle Cost: Given the advantages for safety and longevity, Electrovaya’s Infinity battery products provide industry leading life cycle costs, which are key metrics for industrial and mission critical applications.

●	Battery Management System: Our overall battery systems technologies offer full solutions including thermal management and in-house developed Battery Management System (“BMS”). These systems are tailored for specific applications and OEM customers and also enable recurring revenue streams.

2.	OUR STRATEGY

We have developed a highly proprietary and specialized lithium-ion technology with competitive advantages for superior cycle life and safety over conventional lithium ion battery technologies. Given these advantages, the Company is focused on applications where those two performance differentiators provide the greatest benefits which has led to a focus on heavy duty and mission critical applications. These often require battery systems to provide around the clock operational capability, longer life and better safety and include material handling, robotics, transit, aerospace and other intensive electrified applications. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for these intensive applications. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. Our goal is to utilize our battery and systems technology to develop and commercialize mass-production levels of battery systems for our targeted end markets. To achieve these strategic objectives, we intend to:

●	Establish global strategic relationships in order to broaden the market potential of our products and services;

●	Develop and commercialize leading-edge technology for heavy duty and mission critical electrified applications, as well as partnering with key large organizations to bring them to market;

●	Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

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●	Focus on intensive use and mission critical applications such as the logistics and e-commerce industry, automated guided vehicles, electric buses, energy storage and similar other applications.

●	Develop recurring revenue streams that leverage the longevity and performance capability of the Company’s battery technology.

3.	RECENT DEVELOPMENTS

3.1 Business Highlights and 2025 Outlook

Business Highlights – Q1 and Q2 FY2025:

On October 17, 2024, the Company announced a CDN$2 million investment from the Government of Canada through the Federal Economic Development Agency for Southern Ontario. The funding will be used to support investments in automation, AI and capacity enhancements at the Company’s Mississauga, Ontario manufacturing facility.

On November 12, 2024, the Company announced it has received a purchase order valued at approximately US$3.5 million for immediate delivery of its batteries from one of its OEM sales channels. The batteries will be used by a leading Fortune 100 e-commerce company in the United States and Australia for powering material handling electric vehicles in its warehouse operations.

On November 14, 2024, the Company announced that it has secured a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States ("EXIM") under the bank's ‘Make More in America' initiative. This financing will fund Electrovaya's battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility.

On December 3, 2024, the Company announced it had received a purchase order valued at approximately US$4.1 million for immediate delivery of its batteries. The batteries will be used by a leading Fortune 500 retailer in the United States for powering material handling electric vehicles in two existing warehouse sites. Additional sites are also being planned for conversion on top of the two orders received.

On December 16, 2024, the Company announced that its Infinity Series Lithium-Ion Phosphate (LFP) based cell had successfully achieved UL2580 recognition. This milestone underscores the exceptional safety and reliability of Electrovaya's battery technology, meeting the rigorous safety standards set by UL2580, including the stringent external fire test (projectile test).

On December 18, 2024, the Company announced that in connection with its previously completed public offering of 5,175,000 common shares in the capital of the Company (the "Common Shares") at the price of US$2.15 per Common Share (the "Offering Price") for gross proceeds of approximately US$11.1 million (the "Offering") that Roth Capital Partners, acting as sole book-running manager, and Raymond James Ltd. and Craig-Hallum Capital Group LLC acting as the co-lead book-running managers in the Offering, have purchased an additional 776,250 Common Shares at the Offering Price, for additional gross proceeds to the Company of US$1,668,937 before deducting the underwriting commissions, pursuant to their exercise in full of the over-allotment option (the "Over-Allotment Option"). After giving effect to the full exercise of the Over-Allotment Option, the Company sold 5,951,250 Common Shares under the Offering, for aggregate gross proceeds of US$12,795,188

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On March 4, 2025, the Company announced it has received a purchase order through its OEM sales channel valued at approximately US$4.2 million. The batteries will be used by a rapidly growing cold storage third party logistics operator in the United States for powering material handling electric vehicles. The end user currently operates six facilities with Electrovaya's Infinity Battery Technology.

On March 6, 2025, the Company announced that it has received orders from a second global construction OEM through its partnership with Sumitomo Corporation Power & Mobility ("SCPM"), a 100% subsidiary of Sumitomo Corporation (TYO:8053). This order is for high voltage battery systems for a leading global Japanese headquartered construction equipment manufacturer. The orders were placed under Electrovaya's existing Supply Agreement with SCPM and will be delivered in Japan in 2025.

On March 10, 2025, the Company announced that it has closed a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States ("EXIM") under the bank's ‘Make More in America' initiative. The Company has also met substantially all of EXIM's condition precedents required to begin drawdowns on the loan.

On March 10, 2025, the Company announced that it has closed a credit agreement with the Bank of Montreal Corporate Finance ("BMO") for a senior secured asset-based lending facility (the "Facility") which includes a three year term and which includes the following features:

•	Revolving asset-based facility of US $20.0 Million

•	Accordion of US $5.0 million to support further growth when required

•	Ancillary credit products for foreign currency hedging and credit cards

This facility lowers Electrovaya's cost of capital with reduced interest rates and fees, strengthening its financial position for expansion. The new Facility, with an initial three-year term, will support Electrovaya's growth plans over the next few years and includes lending capabilities for both Electrovaya's US and Canadian operations. Importantly, the BMO facility enables financing from the United States Export-Import Bank ("EXIM") for Jamestown manufacturing investments through an intercreditor agreement.

On March 27, 2025, the Company announced it had received purchase orders through its OEM sales channel valued at approximately US$7.3 million. The batteries will be used by a leading Fortune 100 e-commerce company in the United States and Canada for powering material handling electric vehicles in multiple distribution centers. This order followed a recent $3.5 million order from the same end customer that was placed in November 2024. Additional sites are under consideration for this calendar year.

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Subsequent Events

On April 1, 2025, the Company announced it had received a purchase order valued at approximately US$8.7 million. The batteries will be used by a leading Fortune 500 retailer in the United States for powering material handling electric vehicles in three existing warehouse sites. This order followed a recent $4.1million order from the same end customer for two distribution centers that was placed in December 2024. Additional sites are also being planned for conversion on top of these new orders.

On April 17, 2025, the Company announced that Professor Donald Sadoway of MIT, joined the Board of Directors. Prof. Sadoway is Professor of Materials Chemistry Emeritus in the Department of Material Science and Engineering at the Massachusetts Institute of Technology. He is a co-founder of six companies, is an inventor on 42 US patents and was listed in Time Magazine’s 100 most Influential People in the World in 2012.

On April 30, 2025, the Company announced that it received the Make More in America Deal of the Year award from the Export Import Bank of the United States.

On May 5, 2025, the Company announced that it had begun battery systems manufacturing operations out of its Jamestown New York facility. It also announced that it had placed over $40 million worth of capital equipment orders to prepare for cell and module manufacturing, slated to begin in mid 2026.

Positive Financial Outlook:

The Company anticipates revenue of approximately $60 million for the fiscal year ending September 30, 2025 (“FY 2025”), an increase of between approximately 35% over the revenue generated in FY2024 of $44 million. The revenue is anticipated to be generated primarily from sales of material handling battery systems.

The revenue forecast takes into consideration the Company’s existing purchase order backlog, anticipated pipeline, additional demand from its key OEM partner and new products designed for new sectors. This guidance is subject to change and is made barring any unforeseen circumstances. See “Forward-Looking Statements”.

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4.	SELECTED QUARTERLY FINANCIAL INFORMATION

4.1 OPERATING SEGMENTS

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

4.2 Quarterly Financial Results

Our Q2 2025 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the IASB and accounting policies we adopted in accordance with IFRS. The Q2 2025 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2025, and the financial performance, comprehensive income and cash flows for the three months ended March 31, 2025.

Results of Operations

(Expressed in thousands of U.S. dollars)

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Revenue

Revenue increased to $15.0 million, compared to $10.7 million for the quarter ended March 31, 2025 and 2024 respectively, an increase of $4.3 million or 40%. The increase in year-over-year revenue was due to an increase in order volume from some key customers. The Company received in excess of $30m of orders in the quarter ended March 31, 2025.

Revenue was predominantly from the sale of batteries and battery systems for MHEVs. Batteries and battery systems accounted for $14.6 million or 97% of revenue for Q2 2025 and $10.2 million or 95% for Q2 2024. Sale of engineering services and other sources of revenue accounted for the remaining $0.4 million or 3% in Q2 2025 and $0.5 million or 5% in Q2 2024.

For the quarter ended March 31, 2025, revenue attributable to the United States accounted for $14.8 million 98% of total revenue while revenue attributed to Canada and other countries accounted for the remaining $0.2 million or 2%. For the quarter ended March 31, 2024 revenue attributable to the United States accounted for $10.5 million or 98%. This reflects the continued growing level of interest in our material handling batteries and an increased direct and indirect sales presence in the United States.

Direct Manufacturing Costs (variable costs) and Gross Margin

Direct manufacturing costs are comprised of materials, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin increased in comparison to the March 2024 quarter. Gross margin for the period ended March 31, 2025 is $4.7 million compared to $3.7 million for the period ended March 31, 2024. While the actual dollar amount of gross margin increased, the gross margin percentage decreased to 31.1% for the quarter ended March 31, 2025, compared to 34.8% in the comparative period. This decrease is due to product mix, with a higher proportion of higher margin batteries being sold in the prior year. When reviewing gross margin by revenue stream, the main driver of revenue, Battery Systems, shows a gross margin of 31.1% for the quarter.

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Our margin varies from period to period due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement.

Operating Expenses

Operating expenses include:

●	Research and Development (“R&D”) Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;
●	Government Assistance The company applied for and received funding from the Industrial Research Assistance Program during the period;
●	Sales and Marketing Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya’s product lines;
●	General and Administrative General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company’s corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;
●	Stock based compensation Recognizes the value based on Black-Scholes option pricing model of stock-based compensation expensed over the relevant vesting period;
●	Financing costs Financing costs includes the cost of debt, equity or other financing. This includes cash and non-cash interest, legal costs of financing, commissions and fees; and,
●	Patent and trademark costs Patent and trademark expense recognizes the cost of maintaining the Company’s patent and trademark portfolio.

Total operating expenses increased by $0.5 million to $3.2 million at 31 March 2025, compared to $3.0 million in the prior year. Within the quarter the most significant movements included research and development, which increased by $0.4 million driven by increased engineering headcount and additional project expenditure. General and administrative expenses increased by $0.2 million and was more than offset by the decrease in share based compensation of $0.2 million. No other operating expenses showed significant movements in the quarter.

Net Profit/(Loss)

The net profit increased to $0.8 million from a net loss of $0.8 million for the quarters ended March 31, 2025 and 2024 respectively, a significant increase of $1.6 million. This is due to the combined benefits from the increase in overall revenue, reduction in finance costs driven primarily by the new banking agreement and lower interest charges, and the small foreign exchange gain generated in the quarter. The Company did not incur any one off costs in this quarter.

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Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as loss from operations, plus stock-based compensation costs and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Adjusted EBITDA1 increased by $0.5 million year over year to $2.0 million. Management has achieved positive Adjusted EBITDA1 in 2025 through an increase in sales, improving the gross margin and controlling cost of operations.

We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

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4.3 Summary Operating Results - Six Months Ended March 31, 2025 & 2024

Summary Financial Position

(Expressed in thousands of U.S. dollars)

Revenue was $26.2 million and $22.8 million for the six months ended March 31, 2025 and 2024, an increase of $3.4 million or 15% year over year. It is anticipated that sales will be higher for the second half of 2025 as customer site launches are skewed to our fiscal Q3 and Q4 periods.

The gross margin decreased slightly to 30.9% from 31.8% in the prior year, primarily driven by product mix. Management is working to increase the gross margin through increasing efficiency within the production facility and taking advantage of increased purchasing power.

Operating expenses increased by $0.2 million or 3% from Q2 FY2024 to Q2 FY 2025, primarily due to increases in research and development expenses, which increased by $0.4 million. These increases were offset by savings in sales and marketing, general and administrative and stock based compensation of a combined $0.3 million. Finance cost decreased by $0.2 million, while foreign exchange gain increased by $0.6 million due to the favourable Canadian dollar exchange rate.

Operating profit increased by $0.6 million to $1.2 million for the six month period ended March 31, 2025. The Company also generated a Net Profit of $0.4 million for the six months ended March 31, 2025, compared to a Net Loss of $1.0 million in the prior year, an improvement of $1.4 million.

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Quarterly Summary Financial Position and Cash Flow

Summary Financial Position

(Expressed in thousands of U.S. dollars)

Management is focused on continuing to improve the company’s financial position through the prudent use of debt and equity but most importantly achieving a profitable position and strong working capital management.

Summary Cash Flow

(Expressed in thousands of U.S. dollars)

The Company ended March 31, 2025 with $0.3 million of cash as compared to $1.1 million at March 31, 2024.

For the quarter ended March 31, 2025 the Company had cash provided by operating activities of $3.2 million, as compared to cash provided of $1.9 million for March 31, 2024. The Company had negative changes in working capital of $8.0 million, which was primarily due to the timing of invoicing as a result of the uncertain economic conditions relating to tariffs. To date the Company has recovered approximately $12 million of the closing accounts receivable balance. The company continues to utilise its revolving credit line to help fund purchase orders.

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Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2025	$11,169	$15,018	-	-
2024	$12,091	$10,695	$10,274	$11,555
2023	$8,562	$8,470	$10,597	$16,430

Quarterly net profits/(losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2025	$(420)	828	-	-
2024	$(208)	$(839)	$(324)	$(114)
2023	$(2,581)	$(303)	$(557)	$1,962

Quarterly net gains (losses) per common share from continued operations are as follows:

	Q1	Q2	Q3	Q4
2025	$(0.01)	$0.02	-	-
2024	$(0.01)	$(0.03)	$(0.01)	$(0.00)
2023	$(0.08)	$(0.01)	$(0.02)	$0.06

Quarterly Revenue and Seasonality

In recent periods, revenue has been relatively low in the fiscal first quarter, which management believes reflects some material handling customers’ preference to defer product delivery past the holiday season and into the New Year.

The lithium-ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat long and “lumpy”, or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders it is management's view that the sales will grow in a more predictable and consistent fashion.

5.	LIQUIDITY AND CAPITAL RESOURCES

During the six months ended March 31, 2025, the Company had cash used in operations of $4.8 million (Cash provided from operating activities in March 31, 2024 was $0.3 million). As of March 31, 2025 the company had working capital of $26.2 million (September 30, 2024: $0.9 million) and a net profit of $0.4 million for the six months ended March 31, 2025 (six months ended March 31, 2024: $(1.0) million). The Company’s equity was in surplus of $21.1 million as of March 31, 2025 (September 30, 2024: $8.6 million). As of March 31, 2025 the Company had cash and cash equivalents of $0.3 million (September 30, 2024: $0.8 million). During the quarter ended March 31, 2025, the Company refinanced its revolving facility with a new lender increasing the borrowing limit to $20 million with a $5 million accordion. The Company also secured $50 million of financing for its Jamestown facility from the Export Import Bank of the United States. As of March 31, 2025 it had not drawn down on this loan.

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In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following March 31, 2025. The Company and its Board of Directors have implemented various operating and financing strategies.

At March 31, 2025, we had the following contractual obligations:

Year of Payment Obligation	Contractual Obligations
2025	9,060
2026	739
2027	729
2028	13,868
2029 and thereafter	1,410
Total	$25,806

6.	OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

	Number Outstanding	Amount
Balance, September 30, 2023	33,832,784	115,041
Issuance of shares	10,024	30
Issuance of shares	42,157	169
Transfer from contributed surplus	-	501
Exercise of options	252,700	667
Balance, September 30, 2024	34,137,665	116,408
Issuance of shares	5,951,250	11,582
Balance, December 31, 2024	40,088,915	127,990
Exercise of options	18,000	72
Balance, March 31, 2025	40,106,915	128,062

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Details of share warrants

	Number Outstanding	Exercise Price
Outstanding, December 31, 2024	1,420,000	$0.63

Details of compensation options

	Number Outstanding	Weighted Average Exercise Price
Outstanding, September 30, 2023	4,714,388	2.44
Exercised during the year	(252,700)	2.65
Expired during the year	(24,000)	2.87
Granted	443,000	3.42
Outstanding, September 30, 2024	4,880,288	2.52
Expired during the year	(2,000)	3.42
Outstanding, December 31, 2024	4,878,288	2.37
Exercised during the year	(18,000)	3.25
Expired during the year	(17,499)	3.42
Outstanding, March 31, 2025	4,842,789	2.37

As of March 31, 2025, the Company had 40,106,915 common shares outstanding, 4,842,789 options to purchase common shares outstanding and 1,420,000 warrants to purchase common shares outstanding.

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7.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the quarter ended March 31, 2025.

8.	RELATED PARTY TRANSACTIONS

Please refer to note 14 to the March 31, 2025 Financial Statements for details on related party transactions.

9.	CRITICAL ACCOUNTING ESTIMATES

The Company’s management makes judgments in the process of applying the Company’s accounting policies in the preparation of its condensed interim consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 3 of the Company’s September 30, 2024 consolidated financial statements.

10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective October 1, 2024 are disclosed in Note 4 of our consolidated financial statements and their related notes for the year ended September 30, 2024.

11.	FINANCIAL AND OTHER INSTRUMENTS

Please refer to note 16 of the March 31, 2025 Financial Statements for details of Financial and Other Instruments.

12.	DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

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Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under “Internal Control over Financial Reporting”, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2025.

13.              INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and affected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed interim consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting on March 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013, and determined that the Company’s internal control over financial reporting was effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting on March 31, 2025.

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14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company's capital management objectives are:

●	to best optimize and utilize the resources of the Company for sustainable growth of the Company.

●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory note, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

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Capital for the reporting periods under review is summarized as follows:

Credit risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk for various financial instruments, for example, by granting loans and receivables to customers, placing deposits, etc. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date, as summarized below:

	March 31, 2025	September 30, 2024
Cash and cash equivalents	$283	$781
Trade and other receivables	$18,073	$11,292
Carrying amount	$18,356	$12,073

Cash and cash equivalents are comprised of the following:

	March 31, 2025	September 30, 2024
Cash	$283	$781
Cash equivalents	$-	$-
Carrying amount	$283	$781

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The Company's current portfolio consists of certain banker’s acceptance and high interest yielding savings accounts deposits.  The majority of cash and cash equivalents are held with financial institutions, each of which had at March 31, 2025 a rating of R-1 mid or above.

The Company manages its credit risk by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate as some receivables are falling into arrears. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the working capital facilities are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has floating and fixed interest-bearing debt ranging from prime plus 2%, to 4.25% per annum. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the US dollar, and a majority of its revenue is derived in US dollars. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies.  Cash held by the Company in US dollars at March 31, 2025 was $58 (September 30, 2024 - $159).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain(loss) by $296 (March 31, 2024: $148).

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Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

Disclosure control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures (“DC&P”), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.  Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

Internal control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting (“ICFR”), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results. Based on the evaluation of the design and operating effectiveness of the Company’s ICFR, the CEO and CFO concluded that the company’s ICFR were effective as at March 31, 2025.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant.

As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company’s condensed interim unaudited financial statements by the Company’s auditors and daily oversight by the senior management of the Company.

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15.	OTHER RISKS

Political Risk

Political Risk is the risk that political factors outside the Company’s control can have a material impact on the Company. With the recent change in the political leadership of the United States of America, permanent or temporary tariffs on trade between Canada and the United States is a possibility. Any tariff imposed on trade between the two countries could have a material impact on the Company. The Company is evaluating the impact of these tariffs and is committed to finding the best solution to mitigate the impact on its operations.

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading “Risk Factors” in the Company’s AIF for the year ended September 30, 2024.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2024, is available on SEDAR and EDGAR.

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